# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Excelerate Energy, Inc., CIK 0001888447
CUSIP: 30069T101
Title of class of securities: Class A, Common Stock
Address of issuer's principal executive offices: 2445 TECHNOLOGY FOREST BLVD., 2445 TECHNOLOGY FOREST BLVD., THE WOODLANDS, Texas (TX), 77381
Date of event which requires filing of this statement: 12/26/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-23-025234
Filed by CIK 0001319691

## Reporting persons
- Ranger Investment Management, L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 3.89; shared voting power 0; sole dispositive power 3.89; shared dispositive power 0; aggregate amount beneficially owned 3.89 (3.9% of the class)

## Item 1. Issuer
Name of issuer: Excelerate Energy, Inc.
Address of issuer's principal executive offices: 2445 TECHNOLOGY FOREST BLVD., 2445 TECHNOLOGY FOREST BLVD., THE WOODLANDS, TEXAS, 77381.

## Item 2. Person Filing
Name of person filing: Ranger Investment Management, L.P.
Address of principal business office or, if none, residence:
8115 Preston Road
Suite 590
Dallas, TX 75225
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,244,578
Percent of class: 3.89%
Sole power to vote or to direct the vote: 1,244,578
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,244,578
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ranger Investment Management, L.P.: Andrew Hill, President (12/29/2025)